Via Facsimile and US Mail
Mail Stop 6010

February 4, 2009

Mr. Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Bldg. No. 25
Gaoxin Road Xi'an 710075
Shaanxi Province, China

**Re: Huifeng Bio-Pharmaceutical Technology, Inc.
          Form 10-KSB for Fiscal Year Ended December 31, 2007
          File Number 0-32253**

Dear Mr. Wang:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief